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                                                                    EXHIBIT 99.1

                          TOTAL CONTROL PRODUCTS, INC.

                            2001 North Janice Avenue
                          Melrose Park, Illinois 60160
                                 (708) 345-5500



                                                      December 7, 1998


To Each Holder of Class C Exchangeable Shares:

     I am pleased to inform you that Total Control Products, Inc. (the "Company") has entered into an Agreement and Plan of Merger dated as of November 22, 1998 (the "Merger Agreement") with GE Fanuc Automation North America, Inc., a Delaware corporation ("GE Fanuc"), and Orion Merger Corp., an Illinois corporation and the wholly-owned subsidiary of GE Fanuc ("Merger Subsidiary"), pursuant to which Merger Subsidiary has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of the Company at a purchase price of $11.00 per Share, net to the seller in cash. The Merger Agreement provides for the making of the Offer which, if consummated and certain conditions are satisfied, will be followed by a merger of Merger Subsidiary with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of GE Fanuc.

     In the Merger, Shares (other than Shares owned by GE Fanuc, Merger Subsidiary or the Company or Shares held by shareholders who properly exercise dissenters' rights under Illinois law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon.

     Each holder of Class C Exchangeable Shares (the "Exchangeable Shares") of Taylor Industrial Software Inc., a majority owned subsidiary of the Company (the "Company"), may participate in the Offer by completing the attached retraction notice to exchange Exchangeable Shares into Shares and then tendering such Shares in the Offer.

     Enclosed for your review is a Schedule 14D-9 which was filed by the Company with the Securities and Exchange Commission on November 30, 1998. The Schedule 14D-9 sets forth the recommendation of the Board of Directors of the Company that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company. Also enclosed for your review is the Offer to Purchase dated November 30, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions on how to tender Shares. We urge you to read these documents carefully in making your decision with respect to retracting your Exchangeable Shares into Shares and tendering such Shares pursuant to the Offer.

                              Very truly yours,



                              Nicholas T. Gihl
                              Chairman of the Board, President
                              and Chief Executive Officer